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                             April 12, 2023

       David Mutryn
       Chief Financial Officer
       Maximus, Inc.
       1600 Tysons Boulevard
       McLean, VA 22102

                                                        Re: Maximus, Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2022
                                                            Filed November 22,
2022
                                                            File No. 001-12997

       Dear David Mutryn:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended September 30, 2022

       Risk Factors
       If we fail to accurately estimate the factors upon which we base our contract pricing, we may generate less profit ..., page 15

   1. You disclose on page 16, "It is a challenge across the industry in how we estimate wage inflation rates ...,
particularly for fixed-price contracts." In your CEO's remarks in the company's earnings call
on November 22, 2022, he stated your government contracts
                                                        typically include labor
escalators of 2% to 3% but market conditions have led you to raise wages in the 4% to 5%
range that puts pressure on your margins. Please update this risk factor if recent
inflationary pressures have materially impacted your operations and financial results.
Consider incorporating the impact of wage inflation on your contract pricing, and the
profitability on your fixed-price and performance-based contracts.
 David Mutryn
FirstName   LastNameDavid Mutryn
Maximus, Inc.
Comapany
April       NameMaximus, Inc.
       12, 2023
April 212, 2023 Page 2
Page
FirstName LastName
Non-GAAP and Other Measures, page 37

2. You disclose here and in the Form 10-Q for the period ended December 31, 2022 your
         Credit Agreement includes the defined term "Consolidated EBITDA" and calculation of "Adjusted EBITDA" conforms to the Credit Agreement. Please explain to us and disclose how these measures relate to compliance with the Credit Agreement, including any associated amounts or limits and actual or reasonably likely effects of compliance or noncompliance. Your current disclosure appears to be in the context of a non-GAAP measure rather a material term of a material agreement that is material to investors'
         understanding of your financial condition and/or liquidity. Refer to Question 102.09 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for
         reference.

3. In the second bullet on page 38 you state "The measure of Adjusted EBITA is a step in calculating Adjusted EBITDA." Please explain to us and in your disclosure what this means.
4. In note 8 to the consolidated financial statements you disclose the terms of the Credit
         Agreement. However, we do not see any mention of "Consolidated EBITDA" or
         "Adjusted EBITDA" in those terms. If these measures are truly key terms of the Credit
         Agreement, revise your disclosure in the notes to the financial statements in this regard.
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Revenue Recognition, page 48

5. For your performance-based contract revenue in the Outside the U.S. Segment, you disclose you have variable fees based on future outcomes. You state payments occur over several months based on future events for which you are required to estimate the outcome fees ahead of their realization and collection and you recognize the estimated fee over the period of delivery. Please explain to us and disclose (i) whether the estimate of this variable consideration is typically constrained and (ii) the methods, inputs and assumptions you use in determining the transaction price, including estimating variable consideration and assessing whether the estimate of the variable consideration is constrained. Refer to ASC 606-10-50-12.b and 20a and b.
 David Mutryn
FirstName   LastNameDavid Mutryn
Maximus, Inc.
Comapany
April       NameMaximus, Inc.
       12, 2023
April 312, 2023 Page 3
Page
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services